SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

InFocus Corporation

(Name of Subject Company)

InFocus Corporation

(Names of Person(s) Filing Statement)

Common stock, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Robert G. O’Malley

President and Chief Executive Officer

InFocus Corporation

27500 SW Parkway Avenue

Wilsonville, Oregon 97070

503 685-8888

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Bruce A. Robertson

Garvey Schubert Barer

Eighteenth Floor

1191 Second Avenue

Seattle, Washington 98101

(206) 464-3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT INFORMATION

This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InFocus Corporation (the “Company”) common stock described in this filing has not commenced. At the time the expected tender offer is commenced, Image Holdings Corporation and IC Acquisition Corp. expect to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company expects to file a solicitation/recommendation statement with respect to the tender offer. Investors and the Company’s shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement prior to making any decisions with respect to the tender offer because they will contain important information, including the terms and conditions of the tender offer. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of the Company at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

* * * * *

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing, including the exhibits hereto, contains forward-looking statements including statements concerning the proposed acquisition of InFocus and the expected completion of the transaction. Investors are cautioned that all forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, conditions affecting the industries in which InFocus operates, the parties’ ability to satisfy the conditions to the offer and the merger and to consummate the transactions, the ability of InFocus to realize anticipated cost savings, and other risk factors found in the InFocus annual report on Form 10-K for the year ended December 31, 2008. The forward-looking statements contained in this press release speak only as of the date on which they are made and InFocus does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this filing.

* * * * *

Item 9. Exhibits.

Exhibits

99.1	“e-Focus” Newsletter Article.